Exhibit 99.1

Aurora Mobile Limited Announces Third Quarter 2025

Unaudited Financial Results

SHENZHEN, CHINA, November 13, 2025 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

•	Revenues were RMB90.9 million (US$12.8 million), an increase of 15% year-over-year.

•	Cost of revenues was RMB27.1 million (US$3.8 million), an increase of 5% year-over-year.

•	Gross profit was RMB63.8 million (US$9.0 million), an increase of 20% year-over-year.

•	Total operating expenses were RMB64.4 million (US$9.0 million), an increase of 13% year-over-year.

•	Net income was RMB0.7 million (US$92 thousand), compared with a net loss of RMB2.2 million for the same quarter last year.

•	Net loss attributable to Aurora Mobile Limited’s shareholders was RMB13 thousand (US$1 thousand), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB2.6 million for the same quarter last year.

•	Adjusted net income (non-GAAP) was RMB1.5 million (US$0.2 million), compared with a RMB0.9 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was RMB2.8 million (US$0.4 million), compared with RMB0.6 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We achieved another Aurora Mobile’s historic milestone again! In this quarter, we recorded the first ever back-to-back quarterly U.S. GAAP net income.

Our team worked hard, executed well and delivered another great quarterly financial results. These include:

•	Our global flagship product, EngageLab, continues to shine with great year-over-year new customers and cumulative contract value growth. The ARR (“Annual Recurring Revenue”) for September 2025 was at a new milestone of RMB53.7 million. Compared to a year ago, ARR has grown by more than 160% in 12 months.

•	Secondly, the Group’s total revenue of RMB90.9 million, achieving a remarkable 15% year-over-year and sequential 1% growth. This RMB90.9 million was at the very high end of the guidance we have provided.

•	Thirdly, our Developer Subscription and Financial Risk Management business had their best revenue quarter in history.

•	Fourthly, Net Dollar Retention Rate was at 104% for our core Developer Subscription business for the trailing 12 months period ended September 30, 2025.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We are encouraged by the Q3 numbers we have delivered. Apart from the above Chris has mentioned, we have recorded net cash inflow from operating activities of RMB23.3 million which boosted our cash balance (including restricted cash and short-term investments) to the highest balance in the past 14 quarters. I believed we are on solid foundation with strong financial position to propel our ongoing and future growth acceleration.”

Third Quarter 2025 Financial Results

Revenues were RMB90.9 million (US$12.8 million), an increase of 15% from RMB79.1 million in the same quarter of last year, attributable to a 12% increase in revenue from Developer Services and a 23% increase in revenue from Vertical Applications. In particular, the revenues from Value-Added Services within Developer Services increased by 22% compared to the same quarter of last year.

Cost of revenues was RMB27.1 million (US$3.8 million), an increase of 5% from RMB25.8 million in the same quarter of last year. The increase was mainly due to a RMB1.3 million increase in media cost, a RMB0.9 million increase in cloud cost and a RMB2.8 million increase in technical service cost. The impact is partially offset by a RMB3.7 million decrease in short messaging cost.

Gross profit was RMB63.8 million (US$9.0 million), an increase of 20% from RMB53.2 million in the same quarter of last year.

Total operating expenses were RMB64.4 million (US$9.0 million), an increase of 13% from RMB57.1 million in the same quarter of last year.

•	Research and development expenses were RMB25.9 million (US$3.6 million), an increase of 7% from RMB24.2 million in the same quarter of last year, mainly due to a RMB1.5 million increase in personnel costs.

•	Sales and marketing expenses were RMB26.6 million (US$3.7 million), an increase of 19% from RMB22.4 million in the same quarter of last year, mainly due to a RMB3.8 million increase in personnel costs and a RMB1.0 million increase in marketing expense.

•	General and administrative expenses were RMB11.9 million (US$1.7 million), an increase of 13% from RMB10.4 million in the same quarter of last year, mainly due to a RMB0.4 million increase in personnel costs and a RMB0.9 million increase in bad debt provision.

Income from operations was RMB0.4 million (US$63 thousand), compared with a RMB3.6 million loss from operations in the same quarter of last year.

Net income was RMB0.7 million (US$92 thousand), compared with a RMB2.2 million net loss in the same quarter of last year.

Adjusted net income (non-GAAP) was RMB1.5 million (US$0.2 million), compared with a RMB0.9 million adjusted net loss in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was RMB2.8 million (US$0.4 million) compared with RMB0.6 million for the same quarter of last year.

The cash and cash equivalents, restricted cash and short-term investment were RMB141.2 million (US$19.8 million) as of September 30, 2025 compared with RMB119.5 million as of December 31, 2024.

Business Outlook

For the fourth quarter of 2025, the Company expects the total revenue to be between RMB94.0 million and RMB96.0 million, representing year-over-year growth of approximately 1% to 3%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Update on Share Repurchase

As of September 30, 2025, the Company had repurchased a total of 327,084 ADS, of which 4,435 ADSs, or around US$37.7 thousand were repurchased during the third quarter in 2025.

Conference Call

The Company will host an earnings conference call on Thursday, November 13, 2025 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BI6c0a9eb882844ba3af7d69e57b3ec7dc

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net (loss)/income and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net (loss)/income as net (loss)/income excluding share-based compensation. The Company defines adjusted EBITDA as net (loss)/income excluding interest expense, depreciation of property and equipment, amortization of intangible assets, income tax expenses/(benefits) and share-based compensation.

The Company believes that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net (loss)/income.

The Company believes that adjusted net (loss)/income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Net Dollar Retention Rate

Net Dollar Retention Rate is calculated for a trailing 12-month period by first identifying all Developer Subscription customers (excluding private cloud business) in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period.

Annual Recurring Revenue

We define Annual Recurring Revenue (“ARR”) as the annualized revenue run rate of subscription agreements from all customers at a point in time. We calculate ARR by taking the monthly recurring revenue (“MRR”) and multiplying it by 12. MRR is defined as the recurring revenue run-rate of subscription agreements from all customers for the relevant month.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises' digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1190 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2025.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	79,052	89,860	90,872	12,765	223,017	269,693	37,884
Cost of revenues	(25,846)	(30,215)	(27,117)	(3,809)	(70,668)	(87,449)	(12,284)
Gross profit	53,206	59,645	63,755	8,956	152,349	182,244	25,600
Operating expenses
Research and development	(24,157)	(25,958)	(25,881)	(3,635)	(70,490)	(76,446)	(10,738)
Sales and marketing	(22,448)	(22,651)	(26,618)	(3,739)	(60,317)	(72,572)	(10,194)
General and administrative	(10,447)	(12,190)	(11,856)	(1,665)	(34,056)	(36,722)	(5,158)
Total operating expenses	(57,052)	(60,799)	(64,355)	(9,039)	(164,863)	(185,740)	(26,090)
Other operating income	202	210	1,039	146	2,836	1,446	203
(Loss)/Income from operations	(3,644)	(944)	439	63	(9,678)	(2,050)	(287)
Foreign exchange gain/(loss), net	195	143	(98)	(14)	184	83	12
Interest income	211	314	308	43	2,593	858	121
Interest expenses	(42)	(6)	(27)	(4)	(90)	(72)	(10)
Other income	1,048	34	-	-	1,043	34	5
Gains from fair value change	50	73	74	10	88	185	26
(Loss)/Income before income taxes	(2,182)	(386)	696	98	(5,860)	(962)	(133)
Income tax benefits/(expenses)	24	882	(46)	(6)	(215)	500	70
Net (loss)/income	(2,158)	496	650	92	(6,075)	(462)	(63)
Less: net income/(loss) attributable to noncontrolling interests	423	517	663	93	(95)	2,124	298
Net loss attributable to Aurora Mobile Limited’s shareholders	(2,581)	(21)	(13)	(1)	(5,980)	(2,586)	(361)
Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.03)	(0.00)	(0.00)	(0.00)	(0.08)	(0.03)	(0.00)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	62,717,083	63,394,534	63,370,150	63,370,150	62,669,237	63,340,221	63,340,221
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive loss
Foreign currency translation adjustments	(826)	(188)	(453)	(64)	(540)	(723)	(102)
Total other comprehensive loss, net of tax	(826)	(188)	(453)	(64)	(540)	(723)	(102)
Total comprehensive (loss)/income	(2,984)	308	197	28	(6,615)	(1,185)	(165)
Less: comprehensive income/(loss) attributable to noncontrolling interests	423	517	663	93	(95)	2,124	298
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(3,407)	(209)	(466)	(65)	(6,520)	(3,309)	(463)

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	119,171	92,408	12,980
Restricted cash	376	388	55
Short-term investments	-	48,416	6,801
Accounts receivable	50,804	43,911	6,168
Prepayments and other current assets	14,264	15,656	2,199
Total current assets	184,615	200,779	28,203
Non-current assets:
Long-term investments	113,506	113,040	15,879
Property and equipment, net	4,573	2,944	414
Operating lease right-of-use assets	17,146	15,903	2,234
Intangible assets, net	13,767	11,482	1,613
Goodwill	37,785	37,785	5,308
Deferred tax assets	131	10	1
Other non-current assets	6,510	6,220	874
Total non-current assets	193,418	187,384	26,323
Total assets	378,033	388,163	54,526
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	3,000	-	-
Accounts payable	32,691	31,863	4,476
Deferred revenue and customer deposits	147,111	166,325	23,364
Operating lease liabilities	4,461	4,066	571
Accrued liabilities and other current liabilities	74,370	72,348	10,163
Total current liabilities	261,633	274,602	38,574
Non-current liabilities:
Operating lease liabilities	13,376	12,138	1,705
Deferred tax liabilities	3,059	1,850	260
Other non-current liabilities	567	567	80
Total non-current liabilities	17,002	14,555	2,045
Total liabilities	278,635	289,157	40,619
Shareholders’ equity:
Common shares	50	51	7
Treasury shares	(1,674)	(2,542)	(357)
Additional paid-in capital	1,045,221	1,046,881	147,055
Accumulated deficit	(995,715)	(998,301)	(140,231)
Accumulated other comprehensive income	20,040	19,317	2,713
Total Aurora Mobile Limited’s shareholders’ equity	67,922	65,406	9,187
Noncontrolling interests	31,476	33,600	4,720
Total shareholders’ equity	99,398	99,006	13,907
Total liabilities and shareholders’ equity	378,033	388,163	54,526

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income:
Net (loss)/income	(2,158)	496	650	92	(6,075)	(462)	(63)
Add:
Share-based compensation	1,249	287	813	114	3,430	1,507	212
Adjusted net (loss)/income	(909)	783	1,463	206	(2,645)	1,045	149
Reconciliation of Net (Loss)/Income to Adjusted EBITDA:
Net (loss)/income	(2,158)	496	650	92	(6,075)	(462)	(63)
Add:
Income tax (benefits)/expenses	(24)	(882)	46	6	215	(500)	(70)
Interest expenses	42	6	27	4	90	72	10
Depreciation of property and equipment	361	232	217	30	1,112	715	100
Amortization of intangible assets	1,112	1,048	1,079	152	3,596	3,146	442
EBITDA	(667)	900	2,019	284	(1,062)	2,971	419
Add:
Share-based compensation	1,249	287	813	114	3,430	1,507	212
Adjusted EBITDA	582	1,187	2,832	398	2,368	4,478	631

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2024	June 30, 2025	September 30, 2025		September 30, 2024	September 30, 2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	57,485	64,407	64,422	9,049	158,640	191,151	26,851
Subscription	51,651	53,659	57,330	8,053	142,126	164,456	23,101
Value-Added Services	5,834	10,748	7,092	996	16,514	26,695	3,750
Vertical Applications	21,567	25,453	26,450	3,716	64,377	78,542	11,033
Total Revenue	79,052	89,860	90,872	12,765	223,017	269,693	37,884
Gross Profits	53,206	59,645	63,755	8,956	152,349	182,244	25,600
Gross Margin	67.3%	66.4%	70.2%	70.2%	68.3%	67.6%	67.6%